Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303-494-6309

February 9, 2010

Jim B. Rosenberg

Division of Corporate Finance

Attn: Jim B. Rosenberg

Attn: Mary Mast

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

Super Luck, Inc.

Form 10-K for the year ending November 30, 2008

File Number: 0-51817

Dear Mr. Rosenberg and Ms. Mast:

On behalf of Super Luck, Inc., a Delaware corporation (the “Company” or “SULU”), enclosed please find our responses to your verbal comment of January 14, 2010.

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We have read your response to our comment and amendment to your agreement should be accounted for in your financial statements in the period in which the amendment takes place.  It is not appropriate to retroactively change your accounting treatment to reflect an amendment in a subsequent period

Response:

Pursuant to the comment, the Company will not retroactively amend the Sales and Production Authorization Agreement (the “Agreement”).

Furthermore, the management of the Company does not feel that Century Health Medical Limited (“CHML”) is a variable interest entity of the Company due to the fact that the Agreement is a service contract, and the fact that the Company does not have control over CHML.

The Agreement signed between the Company and CHML is a service contract pursuant to which the Company has been hired as a consultant to CHML. Management of the Company has devoted a significant amount of time and has provided consultancy and advisory services to CHML, including, but not limited to, introducing CHML to potential business opportunities, assisting CHML in entering different agreements with different manufacturers and distributors, assisting CHML in carrying out the final II/III stage clinical trial of the AIDS Medication Capsule, and promoting the AIDS Medication Capsule.

Pursuant to the Agreement, in return for the services of the Company, once CHML begins generating revenue from sales of the AIDS Medication Capsule, CHML has agreed to pay the Company 70% of the revenue generated from the sales of the AIDS Medication Capsule.  The AIDS Medication Capsule is in it final stage of clinical trials and CHML is awaiting approval from the Ministry of Health of the People’s Republic of China.  Due to the fact that the AIDS Medication Capsule is still in clinical trials, the Company has not received any fees from CHML.

As noted above, it is the Company’s position that the Agreement is nothing more than a service contract.  Although the Company has a right to receive a percentage of the sales revenue that CHML generates, the Company does not have a controlling financial interest in CHML.

Furthermore, the Company has no direct control over CHML.  The Company’s CEO, Mr. Tsang, personally owns 50% of the equity in CHML and is one of the two directors of CHML. His parent, Dr. Li, who was one of the inventors of the AIDS Medication Capsule, owns the remaining 50% of the equity in CHML and is another director of CHML. Mr. Tsang and Dr. Li are separate individuals who vote independently on matters relating to the business operations of CHML. As such, Mr. Tsang does not have unilateral control over CHML.  Accordingly, the Company, through Mr. Tsang, does not have either a direct or indirect ability through voting rights to make decisions about CHML that would have a significant effect on CHML’s business activities.

Based upon the fact that the Agreement is a service contract, and the fact that the Company does not have any direct control over CHML, it is the Company’s position that CHML is not a variable interest entity and therefore the Company is not required to consolidate the financial statements of CHML with those of the Company.

Thank you for your assistance with this process.  Please feel free to contact us with any questions that you have.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.

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